Exhibit 12.1

The Estée Lauder Companies Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Nine Months Ended March 31,	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014	2013
Fixed charges
Interest expense(1)(2)	$96	$103	$71	$60	$60	$82
Imputed interest	64	68	83	76	58	48
Total fixed charges	160	171	154	136	118	130

Earnings available for fixed charges:
Earnings before income taxes	1,719	1,617	1,555	1,561	1,777	1,475
Less noncontrolling interests	(7)	(7)	(6)	(5)	(5)	(4)
Add fixed charges	160	171	154	136	118	130
Total earnings available for fixed charges	$1,872	$1,781	$1,703	$1,692	$1,890	$1,601

Ratio of earnings to fixed charges(3)	11.7x	10.4x	11.1x	12.4x	16.0x	12.3x

(1)         Fiscal 2013 interest expense includes pre-tax expense on the extinguishment of debt of $19 million.

(2)         Capitalized interest is excluded from interest expense as it is considered de minimis and does not materially impact the calculation.

(3)         The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges less noncontrolling interests by the fixed charges. This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. (the “Company”) and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor. Regulation S-K also requires the Company to add distributed income of equity investee and share of pre-tax losses of equity investees for which charges arising from guarantees to the earnings.  Prior to fiscal year 2016, the Company had insignificant equity investments, and the above earnings were not adjusted for the items mentioned in the previous sentence due to immaterial amounts for those items that would not have impacted the ratios. For the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017, the Company recognized $14 million and $21 million, respectively, in equity method investment income, which is included in earnings before income taxes.